EXHIBIT 12

CATERPILLAR INC.,
CONSOLIDATED SUBSIDIARY COMPANIES,
AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	Sept. 30, 2004	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001	Dec. 31, 2000
Profit	$1,484	$1,099	$798	$805	$1,053
Add:
Provision for income taxes	527	384	314	359	439

Profit before taxes	2,011	1,483	1,112	1,164	1,492
Fixed charges:
Interest and other costs related to borrowed funds(1)	545	720	805	948	988
Rentals at computed interest factors(2)	67	82	81	86	90

Total fixed charges:	612	802	886	1,034	1,078

Profit before provision for income taxes and fixed charges	$2,623	$2,285	$1,998	$2,198	$2,570

Ratio of profit to fixed charges	4.3	2.9	2.3	2.1	2.4

(1)
Interest expense as reported in Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.

(2)
Amounts represent those portions of rent expense that are reasonable approximations of interest costs.